As filed with the Securities and Exchange Commission on September 26, 2005

Registration No. 333-126185

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SAFLINK CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	95-4346070
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

777 108th Avenue NE, Suite 2100

Bellevue, Washington 98004

(425) 278-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Glenn L. Argenbright

President and Chief Executive Officer

SAFLINK Corporation

777 108th Avenue NE, Suite 2100

Bellevue, Washington 98004

(425) 278-1100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

W. Michael Hutchings

DLA Piper Rudnick Gray Cary US LLP

701 Fifth Avenue, Suite 7000

Seattle, Washington 98104

(206) 839-4800

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2005

12,000,001 Shares of Common Stock

The selling stockholders of SAFLINK Corporation, listed on page 17, may offer and resell the following shares of our common stock under this prospectus, each for their own accounts:

•	Up to 8,823,530 shares of our common stock which we issued in a private placement on June 8, 2005; and

•	Up to 3,176,471 shares of our common stock which we will issue upon exercise of warrants we issued in a private placement on June 8, 2005.

The number of shares these stockholders and warrant holders may sell includes shares of common stock that are currently issued and outstanding as well as shares of common stock that they may receive if they exercise their warrants. The prices at which these stockholders and warrant holders may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares, but we will receive the exercise price of the warrants if the warrants are exercised for cash.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “SFLK.” On September 23, 2005, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $1.20 per share.

Investing is our common stock is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “ Risk Factors” beginning on page 5 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before making a decision to purchase our stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September     , 2005.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless the context otherwise requires, the terms “we,” “us,” “our,” “SAFLINK,” and “the Company” refer to SAFLINK Corporation, a Delaware corporation, and its subsidiary.

SAFLINK is a registered trademark of SAFLINK Corporation. Other trademarks referred to in this prospectus belong to their respective owners.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.saflink.com.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement:

(1)	our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 31, 2005, including the amendment on Form 10-K/A filed with the SEC on May 2, 2005;

(2)	our quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2005, filed with the SEC on May 16, 2005; and for the fiscal quarter ended June 30, 2005, filed with the SEC on August 15, 2005;

(3)	our current reports on Form 8-K filed with the SEC on October 15, 2004; March 14, 2005; June 13, 2005; August 11, 2005; and August 29, 2005; and

(4)	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 26, 1992, including any amendments or reports filed for the purpose of updating this information.

You may obtain copies of these filings, at no cost, by writing or telephoning us at the following address:

SAFLINK Corporation

777 108th Avenue NE, Suite 2100

Bellevue, Washington 98004

Attention: Chief Financial Officer

Telephone: (425) 278-1100

THE COMPANY

SAFLINK Corporation offers software and hardware solutions for protecting critical business assets. Our solutions provide Identity Assurance Management™, a framework designed to improve trust through secure authentication, verification and management of identities. Our products allow an enterprise, commercial or governmental, to verify the identity of users and control their access to computer networks, physical facilities, applications, event tracking systems, and time and attendance systems. For logical and physical access control needs, we develop biometric and smart card application software and hardware, and also resell biometric and smart card hardware and device control software from leading manufacturers. Biometric technologies automatically identify computer users by electronically capturing a specific biological or behavioral characteristic of that individual, such as a fingerprint, iris pattern, voiceprint or facial feature, creating a unique digital identifier from that characteristic and then comparing it against a previously created and stored digital identifier. Because this process relies on largely unalterable human characteristics, it is both highly secure and highly convenient for the individual seeking access. Smart card solutions operate similarly for identity verification and authentication and have historically been used in conjunction with a Public Key Infrastructure (PKI) deployment. Smart cards employing PKI technology can be used for logical access decisions as well as securing electronic communications. The combination of biometrics with smart cards or other security tokens is known as “credentialing.”

Our software and hardware products are designed for large-scale and complex computer networks, facilities, and manufacturing automation systems, and allow users seeking access or performing transactions to be identified using authentication technologies. Our products comply with recognized industry standards, which allows us to integrate a variety of authentication technologies within a common application environment without costly development related to each technology. Our products provide our customers with the flexibility to deploy a mixture of different technologies within their network to meet specific user and environmental requirements while providing protection against technology obsolescence since new devices can be added to, or upgraded within, the system without replacing or modifying the underlying network support infrastructure.

Our principal executive offices are located at 777 108th Avenue NE, Suite 2100, Bellevue, Washington 98004. Our telephone number is (425) 278-1100.

RECENT DEVELOPMENTS

Private Placement of Common Stock

On June 8, 2005, we entered into a securities purchase agreement with accredited institutional investors pursuant to which we raised $15 million through a private placement of shares of our common stock. In connection with the financing, we issued an aggregate of 8,823,530 shares of our common stock at a price per share of $1.70. We also issued to the purchasers warrants to purchase up to 2,647,059 additional shares of our common stock. The warrants have an exercise price of $2.50 per share and expire on June 8, 2010. In addition, we granted a right of first refusal to investors to purchase their pro rata portion of up to 50% of securities issued by us to third parties for a period of 15 months following the closing of the financing, subject to certain excluded transactions described in the securities purchase agreement.

The placement agent for the financing was Rodman & Renshaw, LLC. Under the terms of our engagement agreement, we agreed to pay Rodman & Renshaw a cash fee equal to six percent of the aggregate proceeds raised and to issue a warrant to purchase up to 529,412 shares of our common stock at an exercise price of $2.50 per share for services rendered as placement agent.

Carrying Value of Long-Lived Assets

On September 23, 2005, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $1.20 per share, which represents a decline of approximately 58% since our merger with SSP-Litronic. This stock price implies a fair value of approximately $109 million for our business, based on outstanding shares of our common stock and in-the-money, fully-vested securities convertible into shares of our common stock. This fair value is less than the net book value of approximately $141 million we disclosed in our most recent quarterly report on Form 10-Q as of June 30, 2005. If the price of our common stock remains depressed, or if the fair value of our business is not sufficient to support the net book value of the business, management may need to perform a test of impairment on an interim basis with respect to the carrying value of goodwill we acquired in the merger with SSP-Litronic, which could result in a write-down of its value. If a test of impairment is required on an interim basis, we may need to record a write-down of goodwill that most likely will equal or exceed the difference between the fair value of our business and its net book value as of the date of the impairment analysis. If any such write-down were material, then our operating results would suffer and our earnings per share would be adversely affected.

RISK FACTORS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intend” and “expect” and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under this heading “Risk Factors” and others detailed from time to time in our periodic reports filed with the SEC. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the other information in this prospectus or incorporated into this prospectus by reference, you should consider carefully the following factors in evaluating us and our business before purchasing the common stock offered by this prospectus:

We have accumulated significant losses and may not be able to generate significant revenue or any net income in the future, which would negatively impact our ability to run our business.

We have accumulated net losses of approximately $127.5 million from our inception through June 30, 2005. We have continued to accumulate losses after June 30, 2005, to date and we may be unable to generate significant revenue or any net income in the future. We have funded our operations primarily through the issuance of equity securities to investors and may not be able to generate a positive cash flow in the future. If we are unable to generate sufficient cash flow from operations, we will need to seek additional funds through the issuance of additional equity or debt securities or other sources of financing. We may not be able to secure such additional financing on favorable terms, or at all. Any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain necessary additional financing, we may be required to reduce the scope of, or cease, our operations.

We have not generated any significant sales of our products within the competitive commercial market, nor have we demonstrated sales techniques or promotional activities that have proven to be successful on a consistent basis, which makes it difficult to evaluate our business performance or our future prospects.

We are in an emerging, complex and competitive commercial market for digital commerce and communications security solutions. Potential customers in our target markets are becoming increasingly aware of the need for security products and services in the digital economy to conduct their business. Historically, only enterprises that had substantial resources developed or purchased security solutions for delivery of digital content over the Internet or through other means. Also, there is a perception that security in delivering digital content is costly and difficult to implement. Therefore, we will not succeed unless we can educate our target markets about the need for security in delivering digital content and convince potential customers of our ability to provide this security in a cost-effective and easy-to-use manner. Even if we convince our target markets about the importance of and need for such security, there can be no assurance that it will result in the sale of our products. We may be unable to establish sales and marketing operations at levels necessary for us to grow this portion of our business, especially if we are unsuccessful at selling our products into vertical markets. We may not be able to support the promotional programs required by selling simultaneously into several markets. If we are unable to develop an efficient sales system, or if our products or components do not achieve wide market acceptance, then our operating results will suffer and our earnings per share will be adversely affected.

A significant number of shares of our common stock are or will be eligible for sale in the open market, which could reduce the market price for our common stock and make it difficult for us to raise capital.

As of September 23, 2005, 88,859,246 shares of our common stock were outstanding. In addition, there were a total of 16,380,615 shares of our common stock issuable upon exercise or conversion of outstanding options, warrants, and a convertible promissory note. We have issued options and warrants to acquire shares of common stock to our employees and certain other persons at various prices, 1,868,936 of which have exercise or conversion prices below the market price for our common stock of $1.20 as of September 23, 2005. Also, as of September 23, 2005, options to acquire 8,402,990 shares of our common stock were outstanding and our existing stock incentive plan had 2,966,821 shares available for future issuance.

The issuance of a large number of additional shares of our common stock upon the exercise or conversion of outstanding options, warrants or convertible promissory notes would cause substantial dilution to existing stockholders and could decrease the market price of our common stock due to the sale of a large number of shares of common stock in the market, or the perception that these sales could occur. These sales, or the perception of possible sales, could also impair our ability to raise capital in the future.

Because they own approximately 40% of our common stock, five stockholders could significantly influence our affairs, which may preclude other stockholders from being able to influence stockholder votes or corporate actions.

Five of our stockholders (together with their affiliates) beneficially own approximately 40% of our outstanding common stock as of September 23, 2005. Given this substantial ownership, if they decided to act together, they would be able to significantly influence the vote on those corporate matters to be decided by our stockholders. In addition, these stockholders hold options, warrants and a convertible promissory note representing the right to acquire an additional 1,474,987 shares of our common stock. If these stockholders exercised their options and warrants and converted their promissory notes in full, they would own approximately 41% of our outstanding common stock. Such concentrated ownership may decrease the value of our common stock and could significantly influence our affairs, which may preclude other stockholders from being able to influence stockholder votes.

If we do not generate significant revenue from our participation in large government security initiatives or increase the level of our participation in these initiatives, our business performance and future prospects may suffer.

We play various roles in certain large government security initiatives, which includes being a part of the consortium of companies, led by Accenture, that was awarded the Department of Homeland Security’s US-VISIT contract, and our involvement in the Transportation Security Administration’s TWIC program where our credentialing solutions account for a significant portion of the technology deployment for the prototype or limited deployment phase. We have invested a substantial amount of time and resources in our efforts to participate in these and other government security initiatives, but we have not generated significant revenue from our participation in these security initiatives to date. If we are not able to generate significant revenue from our participation in these or other government programs, or if we incur substantial additional expenses related to government programs before we earn associated revenue, we may not have adequate resources to continue to operate or to compete effectively in the government or the commercial marketplace.

If the market for our products and services does not experience significant growth or if our biometric and smart card products do not achieve broad acceptance in this market, our ability to generate significant revenue in the future would be limited and our business would suffer.

A substantial portion of our product revenue and a portion of our service revenue are derived from the sale of biometric and smart card products and services. Biometric and smart card solutions have not gained widespread acceptance. We cannot accurately predict the future growth rate of this market, if any, or the ultimate size of the biometric and smart card technology market. The expansion of the market for our products and services depends on a number of factors such as:

•	the cost, performance and reliability of our products and services compared to the products and services of our competitors;

•	customers’ perception of the benefits of biometric and smart card solutions;

•	public perceptions of the intrusiveness of these solutions and the manner in which organizations use the biometric information collected;

•	public perceptions regarding the confidentiality of private information;

•	customers’ satisfaction with our products and services; and

•	marketing efforts and publicity regarding our products and services.

Even if biometric and smart card solutions gain wide market acceptance, our products and services may not adequately address market requirements and may not gain wide market acceptance. If biometric or smart card solutions or our products and services do not gain wide market acceptance, our business and our financial results will suffer.

Our reported financial results will suffer as a result of purchase accounting treatment, the impact of amortization of certain intangibles relating to the merger with SSP-Litronic and the direct transaction costs of the merger, and may suffer further if goodwill is deemed in the future to have been impaired.

We have accounted for the merger as a purchase of SSP-Litronic by us under the purchase method of accounting. Under purchase accounting, we recorded the fair value of the consideration given for the SSP-Litronic common stock and for options and warrants to purchase SSP-Litronic common stock assumed by us, plus the amount of direct transaction costs, as the cost of acquiring SSP-Litronic. We allocated these costs to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as developed technology, acquired tradenames, acquired patents, customer relationships, and non-competition agreements based on their respective fair values. Goodwill will be tested at least annually, and may be deemed in the future to have been impaired. As a result, the purchase accounting treatment for the merger will result in a reduction of earnings and earning per share for the foreseeable future. This reduction of earnings could cause the market price of our stock to decline.

Any acquisition we make in the future could disrupt our business and harm our financial condition.

To date, most of our revenue growth has been created by acquisitions. In any future acquisitions or business combinations, we are subject to numerous risks and uncertainties, including:

•	dilution of our current stockholders’ percentage ownership as a result of the issuance of stock;

•	incurrence or assumption of debt;

•	assumption of unknown liabilities;

•	incurrence of expenses related to the future impairment of goodwill and the amortization of other intangible assets; or

•	incurrence of large write-offs immediately or in the future.

We may not be able to successfully complete the integration of the businesses, products or technologies or personnel in the businesses or assets that we might acquire in the future, and any failure to do so could disrupt our business and seriously harm our financial condition.

We have depended on a limited number of customers for a substantial percentage of our revenue, and due to the non-recurring nature of these sales, our revenue in any quarter may not be indicative of future revenue.

Two customers accounted for 20% and 17% of our revenue, respectively, for the six months ended June 30, 2005, while one customer accounted for 15% of our revenue for the twelve months ended December 31, 2004. A substantial reduction in revenue from any of our significant customers would adversely affect our business unless we were able to replace the revenue received from those customers. As a result of this concentration of revenue from a limited number of customers, our revenue has experienced wide fluctuations, and we may continue to experience wide fluctuations in the future. Many of our sales are not recurring sales, and quarterly and annual sales levels could fluctuate and sales in any period may not be indicative of sales in future periods.

Doing business with the United States government entails many risks that could adversely affect us by decreasing the profitability of government contracts we are able to obtain and interfering with our ability to obtain future government contracts.

Government sales accounted for 72% of our revenue for the twelve months ended December 31, 2004, and 87% for the six months ended June 30, 2005. Our sales to the U.S. government are subject to risks that include:

•	early termination of contracts;

•	disallowance of costs upon audit; and

•	the need to participate in competitive bidding and proposal processes, which are costly and time consuming and may result in unprofitable contracts.

In addition, the government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

Furthermore, government programs can experience delays or cancellation of funding, which can be unpredictable. For example, the U.S. military’s involvement in Iraq has caused the diversion of some Department of Defense funding away from certain projects in which we participate, thereby delaying orders under certain of our government contracts. This makes it difficult to forecast our revenues on a quarter-by-quarter basis.

Our efforts to expand our international operations are subject to a number of risks, including our potential inability to obtain government authorization regarding exports of our products, any of which could adversely affect our future international sales.

We must comply with U.S. laws regulating the export of our products in order to ship internationally. In some cases, authorization from the U.S. government may be needed in order to export our products. The export regimes applicable to our business are subject to frequent changes, as are the governing policies. Although we have obtained approvals to export certain of our products, we cannot assure you that such authorizations to export will be available to us or for our products in the future. If we cannot obtain the required government approvals under these regulations, we may not be able to sell products abroad or make products available for sale internationally.

Additionally, our international operations could be subject to a number of risks, any of which could adversely affect our future international sales, including:

•	increased collection risks;

•	trade restrictions;

•	export duties and tariffs;

•	uncertain political, regulatory and economic developments; and

•	inability to protect our intellectual property rights.

If third parties, on whom we partly depend for our product distribution, do not promote our products, our ability to generate revenue may be limited and our business and financial condition could suffer.

We utilize third parties such as resellers, distributors and other technology manufacturers to augment our full-time sales staff in promoting sales of our products. If these third parties do not actively promote our products, our ability to generate revenue may be limited. We cannot control the amount and timing of resources that these third parties devote to marketing activities on our behalf. Some of these business relationships are formalized in agreements that can be terminated with little or no notice, which may further decrease the willingness of such third parties to act on our behalf. We also may not be able to negotiate acceptable distribution relationships in the future and cannot predict whether current or future distribution relationships will be successful.

The lengthy and variable sales cycle of some of our products makes it difficult to predict operating results.

Certain of our products have lengthy sales cycles while customers complete in-depth evaluations of the products and receive approvals for purchase. In addition, new product introduction often centers on key trade shows and failure to deliver a product prior to such an event can seriously delay introduction of a product. As a result of the lengthy sales cycles, we may incur substantial expenses before we earn associated revenues because a significant portion of our operating expenses is relatively fixed and based on expected revenues. The lengthy sales cycles make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel or change their minds. If customer cancellations or product delays occur, we could lose anticipated sales.

Our failure to maintain the proprietary nature of our technology and intellectual property could adversely affect our business, operating results, financial condition and stock price and our ability to compete effectively.

We principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect our proprietary rights. There is a risk that claims allowed on any patents or trademarks we hold may not be broad enough to protect our technology. In addition, our patents or trademarks may be challenged, invalidated or circumvented, and we cannot be certain that the rights granted thereunder will provide competitive advantages to us. Further, because we do business with the government, we may already have granted, or we may in the future have to grant, greater rights with respect to our intellectual property than we would grant to other entities. Moreover, any current or future issued or licensed patents, or trademarks, or existing or future trade secrets or know-how, may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of our already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes that are the same as, or substantially equivalent or superior to ours, or become available in the market at a lower price. There is a risk that we have infringed or in the future will infringe patents or trademarks owned by others, that we will need to acquire licenses under patents or trademarks belonging to others for technology potentially useful or necessary to us, and that licenses will not be available to us on acceptable terms, if at all.

We may have to litigate to enforce our patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation could adversely affect our financial results and stock price. We also rely on trade secrets and proprietary know-how, which we seek to protect by confidentiality agreements with our employees, consultants, service providers and third parties. There is a risk that these agreements may be breached, and that the remedies available to us may not be adequate. In addition, our trade secrets and proprietary know-how may otherwise become known to or be independently discovered by others.

We may be unable to keep pace with rapid technological change in the information security industry, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Software design and the biometric and smart card technology industry are characterized by rapid development and technological improvements. Because of these changes, our success will depend in part on our ability to keep pace with a changing marketplace, integrate new technology into our software and hardware and introduce new products and product enhancements to address the changing needs of the marketplace. Various technical problems and resource constraints may impede the development, production, distribution and marketing of our products and services. In addition, laws, rules, regulations or industry standards may be adopted in response to these technological changes, which in turn, could materially and adversely affect how we will do business.

Our future success will also depend upon our ability to develop and introduce a variety of new products and services, and enhancements to these new products and services, to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometric and smart card industry require assessments to be made of the future directions of technology and technology markets generally, which are inherently risky and difficult to predict. Delays in introducing new products, services and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products and services at competitive prices may cause customers to forego purchases of our products and services and purchase those of our competitors.

Our continued participation in the market for governmental agencies may require the investment of our resources in upgrading our products and technology for us to compete and to meet regulatory and statutory standards. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements to compete effectively in the marketplace.

Our reliance on third party technologies for some specific technology elements of our products and our reliance on third parties for manufacturing may delay product launch, impair our ability to develop and deliver products or hurt our ability to compete in the market.

Our ability to license new technologies from third parties will be critical to our ability to offer a complete suite of products that meets customer needs and technological requirements. Some of our licenses do not run for the full duration of the third party’s patent for the licensed technology. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to a patented technology, we may need to stop selling or may need to redesign our products that incorporate that technology, and we may lose a competitive advantage. In addition, competitors could obtain licenses for technologies for which we are unable to obtain licenses, and third parties may develop or enable others to develop a similar solution to digital communication security issues, either of which events could erode our market share. Also, dependence on the patent protection of third parties may not afford us any control over the protection of the technologies upon which we rely. If the patent protection of any of these third parties were compromised, our ability to compete in the market also would be impaired.

We face intense competition and pricing pressures from a number of sources, which may reduce our average selling prices and gross margins.

The markets for our products and services are intensely competitive. As a result, we face significant competition from a number of sources. We may be unable to compete successfully because many of our competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we have. In addition, there are several smaller and start-up companies with which we compete from time to time. We expect competition to increase as a result of consolidation in the information security technology industry.

The average selling prices for our products may decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. The pricing of products depends on the specific features and functions of the products, purchase volumes and the level of sales and service support required. As we experience pricing pressure, the average selling prices and gross margins for our products may decrease over product lifecycles. These same competitive pressures may require us to write down the carrying value of any inventory on hand, which would adversely affect our operating results and adversely affect our earnings per share.

Any compromise of public key infrastructure, or PKI, technology would adversely affect our business by reducing or eliminating demand for many of our information security products.

As a result of our merger with SSP-Litronic, many of our products are now based on PKI technology, which is the standard technology for securing Internet-based commerce and communications. The security afforded by this technology depends on the integrity of a user’s private key, which depends in part on the application of algorithms, or advanced mathematical factoring equations. The occurrence of any of the following could result in a decline in demand for our information security products:

•	any significant advance in techniques for attacking PKI systems, including the development of an easy factoring method or faster, more powerful computers;

•	publicity of the successful decoding of cryptographic messages or the misappropriation of private keys; and

•	government regulation limiting the use, scope or strength of PKI.

A security breach of our internal systems or those of our customers due to computer hackers or cyber terrorists could harm our business by adversely affecting the market’s perception of our products and services.

Since we provide security for Internet and other digital communication networks, we may become a target for attacks by computer hackers. The ripple effects throughout the economy of terrorist threats and attacks and military activities may have a prolonged effect on our potential commercial customers, or on their ability to purchase our products and services. Additionally, because we provide security products to the United States government, we may be targeted by cyber terrorist groups for activities threatened against United States-based targets. We will not succeed unless the marketplace is confident that we provide effective security protection for Internet and other digital communication networks. Networks protected by our products may be vulnerable to electronic break-ins. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Although we have never experienced any act of sabotage or unauthorized access by a third party of our internal network to date, if an actual or perceived breach of security for Internet and other digital communication networks occurs in our internal systems or those of our end-user customers, it could adversely affect the market’s perception of our products and services. This could cause us to lose customers, resellers, alliance partners or other business partners.

Our financial and operating results often vary significantly from quarter to quarter and may be adversely affected by a number of factors.

Our financial and operating results have fluctuated in the past and our financial and operating results could fluctuate in the future from quarter to quarter for the following reasons:

•	reduced demand for our products and services;

•	price reductions, new competitors, or the introduction of enhanced products or services from new or existing competitors;

•	changes in the mix of products and services we or our distributors sell;

•	contract cancellations, delays or amendments by customers;

•	the lack of government demand for our products and services or the lack of government funds appropriated to purchase our products and services;

•	unforeseen legal expenses, including litigation costs;

•	expenses related to acquisitions;

•	other non-recurring financial charges;

•	the lack of availability or increase in cost of key components and subassemblies; and

•	the inability to successfully manufacture in volume, and reduce the price of, certain of our products that may contain complex designs and components.

Particularly important is our need to invest in planned technical development programs to maintain and enhance our competitiveness, and to develop and launch new products and services. Improving the manageability and likelihood of success of such programs requires the development of budgets, plans and schedules for the execution of these programs and the adherence to such budgets, plans and schedules. The majority of such program costs are payroll and related staff expenses, and secondarily materials, subcontractors and promotional expenses. These costs will be very difficult to adjust in response to short-term fluctuations in our revenue, compounding the difficulty of achieving profitability.

We may be exposed to significant liability for actual or perceived failure to provide required products or services.

Products as complex as those we offer may contain undetected errors or may fail when first introduced or when new versions are released. Despite our product testing efforts and testing by current and potential customers, it is possible that errors will be found in new products or enhancements after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance, or claims by customers against us, or could cause us to incur additional costs, any of which could adversely affect our business. Because our customers rely on our products for critical security applications, we may be exposed to claims for damages allegedly caused to an enterprise as a result of an actual or perceived failure of our products. An actual or perceived breach of enterprise network or information security systems of one of our customers, regardless of whether the breach is attributable to our products or solutions, could adversely affect our business reputation. Furthermore, our failure or inability to meet a customer’s expectations in the performance of our services, or to do so in the time frame required by the customer, regardless of our responsibility for the failure, could result in a claim for substantial damages against us by the customer, discourage customers from engaging us for these services, and damage our business reputation.

Delays in deliveries from suppliers or defects in goods or components supplied by vendors could cause our revenues and gross margins to decline.

Our Litronic business relies on a limited number of vendors for certain components for the products it is developing. Any undetected flaws in components supplied by its vendors could lead to unanticipated costs to repair or replace these parts. Litronic currently purchases some of its components from a single supplier, which presents a risk that the components may not be available in the future on commercially reasonable terms, or at all. For example, Atmel Corporation has completed the masks for production of specially designed Forté and jForté microprocessors for which Litronic developed the Forté and jForté operating systems. Commercial acceptance of the Forté and jForté microprocessors will depend on continued development of applications to service customer requirements. Any inability to receive or any delay in receiving adequate supplies of the Forté and jForté microprocessors, whether as a result of delays in development of applications or otherwise, would adversely affect our ability to sell the Forté and jForté PKI cards.

We do not anticipate maintaining a supply agreement with Atmel Corporation for the Forté and jForté microprocessors. If Atmel Corporation were unable to deliver the Forté and jForté microprocessors for a lengthy period of time or were to terminate its relationship with us, we would be unable to produce the Forté and jForté PKI cards until we could design a replacement computer chip for the Forté and jForté microprocessors. This could take substantial time and resources to complete, resulting in delays or reductions in product shipments that could adversely affect our business by requiring us to expend resources while preventing us from selling the Forté and jForté PKI cards.

Government regulations affecting security of Internet and other digital communication networks could limit the market for our products and services.

The United States government and foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, including encryption technology. Any additional governmental regulation of imports or exports or failure to obtain required export approval of encryption technologies could delay or prevent the acceptance and use of encryption products and public networks for secure communications and could limit the market for our products and services. In addition, some foreign competitors are subject to less rigorous controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than us in the United States and in international security markets for Internet and other digital communication networks. In addition, governmental agencies such as the Federal Communications Commission periodically issue regulations governing the conduct of business in telecommunications markets that may adversely affect the telecommunications industry and us.

We outsource a portion of our commercial software development to India, which could prove to be unprofitable due to risks inherent in international business activities.

We outsource portions of our commercial software development activities to India in an effort to reduce operating expenses. We are subject to a number of risks associated with international business activities that could adversely affect any operations we may develop in India and could slow our growth. These risks generally include, among others:

•	difficulties in managing and staffing Indian operations;

•	difficulties in obtaining or maintaining regulatory approvals or in complying with Indian laws;

•	reduced or less certain protection for intellectual property rights;

•	negative public perception of outsourcing and its consequences;

•	trade restrictions;

•	foreign currency fluctuations;

•	civil unrest and hostilities among neighboring countries; and

•	general economic conditions, including instability, in the Indian economy.

Any of these risks could adversely affect our business and results of operations.

Conflicts involving India could adversely affect any operations we may establish in India, which could interfere with our ability to conduct any or all of our other operations.

If we fail to attract and retain qualified senior executive and key technical personnel, our business will not be able to expand.

We will be dependent on the continued availability of the services of our employees, many of whom are individually keys to our future success, and the availability of new employees to implement our business plans. Although our compensation program is intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all of our key employees or a sufficient number to execute our plans, nor can there be any assurance that we will be able to continue to attract new employees as required.

Our personnel may voluntarily terminate their relationship with us at any time, and competition for qualified personnel, especially engineers, is intense. The process of locating additional personnel with the combination of skills and attributes required to carry out our strategy could be lengthy, costly and disruptive.

If we lose the services of key personnel, or fail to replace the services of key personnel who depart, we could experience a severe negative impact on our financial results and stock price. In addition, there is intense competition for highly qualified engineering and marketing personnel in the locations where we will principally operate. The loss of the services of any key engineering, marketing or other personnel or our failure to attract, integrate, motivate and retain additional key employees could adversely affect on our business and financial results and stock price.

Provisions in our certificate of incorporation may prevent or adversely affect the value of a takeover of our company even if a takeover would be beneficial to stockholders.

Our certificate of incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock, the issuance of which could adversely affect our common stockholders. We can issue shares of preferred stock without stockholder approval and upon terms and conditions, and having those types of rights, privileges and preferences, as our board of directors determines. Specifically, the potential issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of our company even if the acquisition would benefit stockholders.

PLAN OF DISTRIBUTION

We are registering 12,000,001 shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table below and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise and in one or more transactions. The shares may be sold by one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	on the Nasdaq SmallCap Market or on such other markets on which our common stock may from time to time be trading;

•	in privately-negotiated transactions;

•	through the writing of options on the shares of common stock, short sales or any combination the two; or

•	any combination of the foregoing, or any other available means allowable under law.

The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. The selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided they meet the requirements of these exemptions. Some or all of the shares of common stock issuable upon exercise of warrants may not be issued to, or sold by, the selling stockholders.

Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if it acts as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We have agreed to pay the costs and expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

We have agreed to indemnify certain of the selling stockholders against liabilities they may incur because of an untrue or alleged untrue statement of a material fact contained in this prospectus or the omission or alleged omission to state in the prospectus a material fact required to be contained in the prospectus, or necessary to make the statements in this prospectus not misleading. However, we shall not be required to indemnify the selling stockholders for liabilities that we incur based on our reliance on written information that the selling stockholders have furnished to us expressly for use in this prospectus. Likewise, certain of the selling stockholders have agreed to indemnify us against liabilities that we incur as a result of any statement or omission made in this prospectus based on written information that the selling stockholders have provided to us expressly for use in this prospectus. No selling stockholder, however, will be liable to us for amounts in excess of the net proceeds that such selling stockholder receives from the sale of its shares pursuant to this prospectus.

The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be “underwriters” as that term is defined under the Securities Act or the Exchange Act. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act. These provisions may limit the timing of purchases and sales of any of common stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of our common stock. Any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

We have agreed to keep the registration statement, of which this prospectus constitutes a part, effective until the earliest of (i) the date when the selling stockholders have resold all of the shares, (ii) the date on which the selling stockholders may sell all of the shares pursuant to Rule 144(k) of the Securities Act, or (iii) June 8, 2010.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders, but we will receive the exercise prices payable upon the exercise of the warrants, if exercised for cash. We will use the proceeds received from the exercise of warrants, if any, for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by each of the selling stockholders. None of the selling stockholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours or as a result of being a service provider to us. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percent of beneficial ownership for the selling stockholders is based on 88,859,246 shares of our common stock outstanding as of September 23, 2005.

We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.

Selling Stockholder	Number of Shares Beneficially Owned	Number of Shares Registered for Sale Hereby	Number of Shares to be Owned after Completion of the Offering (1)	Percent of Outstanding Shares to be Owned after Completion of the Offering (1)
Bristol Investment Fund, Ltd. (2)	764,705	764,705	—	*
Capital Ventures International (3)	573,529	573,529	—	*
Cranshire Capital, L.P. (4)	1,932,722	1,911,766	20,956	*
Crestview Capital Master, LLC (5)	2,026,471	2,026,471	—	*
Enable Growth Partners LP (6)	520,000	520,000	—	*
Enable Opportunity Partners LP (7)	53,529	53,529	—	*
Omicron Master Trust (8)	1,720,589	1,720,589	—	*
Smithfield Fiduciary LLC (9)	3,900,000	3,900,000	—	*
Rodman & Renshaw, LLC (10)	529,412	529,412	—	*

*	Less than one percent.
(1)	We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in and offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholder.
(2)	Includes warrants to purchase an aggregate of 176,470 shares of our common stock exercisable at $2.50 per share. Bristol Capital Advisors, LLC is the investment manager to Bristol Investment Fund, Ltd. Paul Kessler is the manager of Bristol Capital Advisors, LLC and a director of Bristol Investment Fund, Ltd., and as such has authority to vote and dispose of the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of the securities. Bristol Investment Fund, Ltd. is not a registered broker-dealer nor is it an affiliate of a registered broker-dealer.
(3)	Includes warrants to purchase an aggregate of 132,353 shares of our common stock exercisable at $2.50 per share. Heights Capital Management, Inc. is the authorized agent of Capital Ventures International and has discretionary authority to vote and dispose of the securities held by Capital Ventures International. Martin Kobinger is the investment manager of Heights Capital Management, Inc., and as such has authority to vote and dispose of the securities held by Capital Venture International. Mr. Kobinger disclaims beneficial ownership of the securities. Capital Ventures International is an affiliate of a registered broker-dealer and has indicated to us that it acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities.

(4)	Includes warrants to purchase an aggregate of 441,177 shares of our common stock exercisable at $2.50 per share. Downsview Capital, Inc. is the general partner of Cranshire Capital, L.P. Mitchell P. Kopin is the president of Downsview Capital, Inc., and as such has authority to vote and dispose of the securities held by Cranshire Capital, L.P. Cranshire Capital, L.P. is not a registered broker-dealer nor is it an affiliate of a registered broker-dealer.
(5)	Includes warrants to purchase an aggregate of 467,647 shares of our common stock exercisable at $2.50 per share. Crestview Capital Partners LLC is the managing partner of Crestview Capital Master, LLC. Stewart Flink is the manager of Crestview Capital Partners LLC, and as such has authority to vote and dispose of the securities held by Crestview Capital Master, LLC. Robert Hoyt and Daniel Warsh have authority to vote and dispose of the securities held by Crestview Capital Master, LLC. Crestview Capital Master, LLC is affiliated with Dillon Capital, Inc., a registered broker-dealer. Crestview Capital Master, LLC has indicated to us that it acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities.
(6)	Includes warrants to purchase an aggregate of 120,000 shares of our common stock exercisable at $2.50 per share. Mitch Levine is the managing partner of Enable Growth Partners LP, and as such has authority to vote and dispose of the securities held by Enable Growth Partners LP. Enable Growth Partners LP is affiliated with Enable Capital, LLC, a registered broker-dealer. Enable Growth Partners LP has indicated to us that it acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities.
(7)	Includes warrants to purchase an aggregate of 12,535 shares of our common stock exercisable at $2.50 per share. Mitch Levine is the managing partner of Enable Opportunity Partners, LP, and as such has authority to vote and dispose of the securities held by Enable Opportunity Partners LP. Enable Opportunity Partners LP is affiliated with Enable Capital, LLC, a registered broker-dealer. Enable Opportunity Partners LP has indicated to us that it acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities.
(8)	Includes warrants to purchase an aggregate of 397,059 shares of our common stock exercisable at $2.50 per share. Omicron Capital, L.P. is the investment manager of Omicron Master Trust, and as such has authority to vote and dispose of the securities held by Omicron Master Trust. Omicron Capital, Inc. is the general partner of Omicron Capital, L.P., and as such has authority to vote and dispose of the securities held by Omicron Master Trust. Olivier Morali is president and a director and stockholder of Omicron Capital, Inc., and Bruce Bernstein is an officer of Omicron Capital, Inc. As such, Messrs. Morali and Bernsetin have authority to vote and dispose of the securities held by Omicron Master Trust. Winchester Global Trust Company Limited is the trustee of Omicron Master Trust, and as such has authority to vote and dispose of the securities held by Omicron Master Trust. Oskar P. Lewnowski may be deemed to control Winchester Global Trust Company Limited, and as such has authority to vote and dispose of the securities held by Omicron Master Trust. Omicron Capital, L.P., Omicron Capital, Inc., Mr. Morali, Mr. Bernstein, Winchester Global Trust Company Limited, and Mr. Lewnowski each disclaims such beneficial ownership of the securities held by Omicron Master Trust. Omicron Master Trust is and affiliate of a registered broker-dealer and has indicated to us that it acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities.
(9)	Includes warrants to purchase an aggregate of 900,000 shares of our common stock exercisable at $2.50 per share. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC, and as such has authority to vote and dispose of the securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca are control persons of Highbridge Capital Management, LLC, and as such have authority to vote and dispose of the securities held by Smithfield Fiduciary LLC. Highbridge Capital Management, LLC, Mr. Dubin, and Mr. Swieca each disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC. Smithfield Fiduciary LLC is not a registered broker-dealer nor is it an affiliate of a registered broker-dealer.
(10)	Consists of warrants to purchase shares of our common stock exercisable at $2.50 per share. Rodman & Renshaw, LLC acquired the securities from us as compensation for acting as placement agent in the June 8, 2005. Rodman & Renshaw, LLC is a registered broker-dealer and, as a result, is deemed to be an “underwriter” as that term is defined under the Securities Act. John J. Borer and Thomas G. Pinou have authority to vote and dispose of the securities held by Rodman & Renshaw, LLC.

LEGAL MATTERS

DLA Piper Rudnick Gray Cary US LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

The consolidated financial statements of SAFLINK Corporation and our subsidiaries as of December 31, 2004, and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of operations and cash flows of SSP Solutions, Inc. for each of the years in the two-year period ended December 31, 2003, included in the Form 8-K that we filed on October 15, 2004, have been incorporated herein by reference to that Form 8-K filing, and in reliance upon the report of Haskell & White LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

12,000,001 Shares of Common Stock

Prospectus

September     , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be Paid by the Registrant
SEC registration fees	$2,260
Legal fees and expenses	$100,000
Accounting fees and expenses	$75,000
Printing and engraving expenses	$5,000
Transfer agent’s fees	$5,000
Miscellaneous fees and expenses	$15,000

Total	$202,260

Item 15.	Indemnification of Directors and Officers.

The Registrant’s Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”), indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in right of the Registrant) by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Such Certificate of Incorporation also provides that such indemnification rights shall not be exclusive of other indemnification rights to which those seeking indemnification may be entitled under the Registrant’s Bylaws, agreement or the vote of its stockholders or disinterested directors.

The Registrant’s Bylaws provide that the Registrant shall, to the fullest extent authorized by the DGCL, indemnify any person who was or is made a party or threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, against all expenses, liability or loss reasonably incurred or suffered by such person in connection with such action, suit or proceeding. The Registrant’s Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification rights equivalent to or, if the Registrant’s Board of Directors so determines, greater than, those provided for in such Bylaws.

The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

Item 16.	Exhibits.

The following exhibits are filed with this registration statement:

Exhibit No.	Description	Filed Herewith	Incorporated by Reference
			Form	Exhibit No.	File No.	Filing Date
4.1	Restated Certificate of Incorporation of SAFLINK Corporation		10-K	3.1	000-20270	3/30/2004

4.2	Second Amended and Restated Bylaws of SAFLINK Corporation		10-Q	3.1	000-20270	8/14/2003

4.3	Form of Common Stock Warrant		8-K	4.1	000-20270	6/13/2005

4.4	Common Stock Purchase Agreement, dated as of June 8, 2005, by and between SAFLINK Corporation and the Purchasers listed therein		8-K	10.1	000-20270	6/13/2005

4.5	Registration Rights Agreement, dated as of June 8, 2005, by and among SAFLINK Corporation and the Purchasers listed therein		8-K	10.2	000-20270	6/13/2005

5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP	X

23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)	X

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm	X

23.3	Consent of Haskell & White LLP	X

24.1	Power of Attorney (previously filed)

Item 17.	Undertakings.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bellevue, State of Washington, on September 26, 2005.

SAFLINK CORPORATION

By:	/s/ GLENN L. ARGENBRIGHT
Glenn L. Argenbright President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ GLENN L. ARGENBRIGHT Glenn L. Argenbright	President, Chief Executive Officer and Director (Principal Executive Officer)	September 26, 2005

/s/ JON C. ENGMAN Jon C. Engman	Chief Financial Officer (Principal Financial and Accounting Officer)	September 26, 2005

/s/ FRANK J. CILLUFFO* Frank J. Cilluffo	Director	September 26, 2005

/s/ LINCOLN D. FAURER* Lincoln D. Faurer	Director	September 26, 2005

/s/ GORDON E. FORNELL* Gordon E. Fornell	Director	September 26, 2005

/s/ ASA HUTCHINSON* Asa Hutchinson	Director	September 26, 2005

/s/ RICHARD P. KIPHART* Richard P. Kiphart	Director	September 26, 2005

/s/ STEVEN M. OYER* Steven M. Oyer	Director	September 26, 2005

/s/ KRIS SHAH* Kris Shah	Director	September 26, 2005

*By	/s/ GLENN L. ARGENBRIGHT
Glenn L. Argenbright Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description	Filed Herewith	Incorporated by Reference
			Form	Exhibit No.	File No.	Filing Date
4.1	Restated Certificate of Incorporation of SAFLINK Corporation		10-K	3.1	000-20270	3/30/2004

4.2	Second Amended and Restated Bylaws of SAFLINK Corporation		10-Q	3.1	000-20270	8/14/2003

4.3	Form of Common Stock Warrant		8-K	4.1	000-20270	6/13/2005

4.4	Common Stock Purchase Agreement, dated as of June 8, 2005, by and between SAFLINK Corporation and the Purchasers listed therein		8-K	10.1	000-20270	6/13/2005

4.5	Registration Rights Agreement, dated as of June 8, 2005, by and among SAFLINK Corporation and the Purchasers listed therein		8-K	10.2	000-20270	6/13/2005

5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP	X

23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)	X

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm	X

23.3	Consent of Haskell & White LLP	X

24.1	Power of Attorney (previously filed)